UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FOURTH-QUARTER AND FULL YEAR 2014 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Solid full year growth in Consolidated Net Sales of 8.6% with an operating segment income margin of 39.6%

➢	Full year growth in Content segment revenues of 3.1% in spite of the negative impact of the implementation of the must-offer ruling

➢	Royalties from Univision reached US$313.7 million, a growth of 14.8% from last year

➢	Sky revenues reached Ps.17.5 billion surpassing 6.6 million subscribers

➢	Strong revenue growth in our Telecommunications segment of 22.2% after the addition of close to 1.8 million revenue generating units (RGUs) during 2014

Consolidated Results

Mexico City, D.F., February 26, 2015—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for full year and fourth quarter 2014. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2014 and 2013, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2014 with 2013:

	2014	Margin %	2013	Margin %	Change %
Net sales	80,118.4	100.0	73,790.7	100.0	8.6
Operating segment income	32,279.7	39.6	29,860.4	39.7	8.1
Net income	6,659.8	8.3	10,234.2	13.9	(34.9)
Net income attributable to stockholders of the Company	5,386.9	6.7	7,748.3	10.5	(30.5)

Net sales increased by 8.6% to Ps.80,118.4 million in 2014 compared with Ps.73,790.7 million in 2013. This increase was attributable to revenue growth across all our business segments. Operating segment income increased 8.1%, reaching Ps.32,279.7 million with a margin of 39.6%.

Net income attributable to stockholders of the Company amounted to Ps.5,386.9 million for the year ended December 31, 2014, compared with a net income of Ps.7,748.3 million for the year ended December 31,  2013. The net decrease of Ps.2,361.4 million reflected (i) a Ps.5,213.6  million increase in finance expense, net; and (ii) a Ps.5,198.6 million increase in other expense, net, reflecting primarily a one-time non-cash loss on disposition of our 50% joint interest in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Iusacell, which was completed in January 2015. These unfavorable variances were partially offset by (i) a Ps.5,673.1  million favorable change in share of income or loss of joint ventures and associates, net; (ii) a Ps.1,213.0 million decrease in net income attributable to non-controlling interests; (iii) a Ps.748.1 million decrease in income taxes; and (iv) a Ps.416.6  million increase in income before other expense, net.

Full Year Results by Business Segment

The following table presents full year consolidated results ended December 31, 2014 and 2013, for each of our business segments. Full year consolidated results for 2014 and 2013 are presented in millions of Mexican pesos.

Net Sales	2014	%	2013	%	Change %
Content	34,868.1	42.8	33,817.6	45.0	3.1
Sky	17,498.6	21.5	16,098.3	21.4	8.7
Telecommunications	20,937.3	25.7	17,138.8	22.8	22.2
Other Businesses	8,204.0	10.0	8,073.3	10.8	1.6
Segment Net Sales	81,508.0	100.0	75,128.0	100.0	8.5
Intersegment Operations1	(1,389.6)		(1,337.3)		(3.9)
Net Sales	80,118.4		73,790.7		8.6

Operating Segment Income2	2014	Margin %	2013	Margin %	Change %
Content	15,534.3	44.6	15,566.0	46.0	(0.2)
Sky	8,211.3	46.9	7,340.5	45.6	11.9
Telecommunications	7,882.9	37.7	6,131.8	35.8	28.6
Other Businesses	651.2	7.9	822.1	10.2	(20.8)
Operating Segment Income	32,279.7	39.6	29,860.4	39.7	8.1
Corporate Expenses	(1,478.5)	(1.8)	(1,192.5)	(1.6)	(24.0)
Depreciation and Amortization	(11,563.1)	(14.4)	(9,846.4)	(13.3)	(17.4)
Other Expense, net	(5,281.7)	(6.6)	(83.1)	(0.1)	N/A
Operating Income	13,956.4	17.4	18,738.4	25.4	(25.5)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content
Fourth quarter sales increased by 6.7% to Ps.11,128.9 million compared with Ps.10,433.8 million in fourth quarter 2013.

Full year sales increased by 3.1% to Ps.34,868.1 million compared with Ps.33,817.6 million in 2013.

	Millions of Mexican pesos	2014	%	2013	%	Change %
	Advertising	25,465.7	73.0	24,864.5	73.5	2.4
	Network Subscription Revenue	2,854.4	8.2	3,263.6	9.7	(12.5)
	Licensing and Syndication	6,548.0	18.8	5,689.5	16.8	15.1
	Net Sales	34,868.1	100.0	33,817.6	100.0	3.1

Advertising
Advertising fourth quarter revenue increased by 3.8% to Ps.8,633.0 million compared with Ps.8,318.7 million in fourth quarter 2013. Advertising on pay-TV networks increased by 9.6% and represented 6.1% of our advertising revenues.

Advertising full year revenue increased by 2.4%. These results were adversely affected starting on July, 2014 by new regulation that restricts television advertising for high-caloric foods and beverages during certain time slots. For the full year, advertising on pay-TV networks represented 6.0% of our total advertising revenues.

Network Subscription Revenue
Fourth-quarter Network Subscription Revenue increased by 21.5% to Ps.775.8 million compared to Ps.638.6 million in fourth-quarter 2013. The growth was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and abroad, and a positive translation effect on foreign-currency-denominated revenues.

Full year Network Subscription Revenue decreased by 12.5%. These results reflect forgone revenue as a result of the implementation of the must-offer regulation that came into effect with the constitutional reform in matters of telecommunications. The must-offer regulation that came into effect on September 2013, requires us to allow the retransmission free of charge and on a non-discriminatory basis of free-to-air television signals to pay-TV concession holders that operate in the same area of geographic coverage, subject to certain conditions being met among others, that the retransmission is made without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the regulations. This effect was partially compensated by the addition of pay-TV subscribers in Mexico and abroad.
Licensing and Syndication
Fourth-quarter Licensing and Syndication revenue increased by 16.5% to Ps.1,720.1 million compared to Ps.1,476.5 million in fourth-quarter 2013. The growth is mostly explained by an increase of 4.8% in royalties from Univision, from US$74.0 million in fourth quarter 2013 to US$77.5 million in fourth quarter 2014, strong coproductions and retransmission rights revenues, and a positive translation effect on foreign-currency-denominated revenues.

The full year increase in Licensing and Syndication revenue of 15.1% is explained by i) an increase of 14.8% in royalties from Univision, from US$273.2 million in 2013 to US$313.7 million in 2014; and ii) a positive translation effect on foreign-currency-denominated revenues.

In the aggregate for the full year, the content segment results reflect a positive translation effect on foreign-currency-denominated sales that amounted to Ps.301.6 million.

Fourth quarter operating segment income for our Content segment increased by 9.1% to Ps.5,134.6 million compared with Ps.4,705.4 million in fourth quarter 2013; the margin was 46.1%. The increase in the margin of 100 basis points from same quarter last year is mainly explained by the growth in all of our content revenue lines, and lower production expenses.

Full-year operating segment income for our Content segment decreased by 0.2% to Ps.15,534.3 million compared with Ps.15,566.0 million in 2013. The margin was 44.6%. The drop in the margin of 140 basis points from 2013 is mainly explained by lower Network Subscription Revenue as a result of the must-offer regulation.

Sky
Fourth quarter sales increased by 7.4% to Ps.4,489.4 million compared with Ps.4,180.7 million in fourth quarter 2013. During the quarter, Sky added a total of 120,297 subscribers, mainly in Mexico.

Full year sales increased by 8.7% to Ps.17,498.6 million compared with Ps.16,098.3 million in 2013. The annual increase was driven by solid growth in the subscriber base of more than 622 thousand, which is explained by the continued success of Sky’s low-cost offering. As of December 31, 2014, the number of net active subscribers increased to 6,638,032 (including 174,986 commercial subscribers), compared with 6,015,475 (including 168,063 commercial subscribers) as of December 31, 2013. Sky closed the year with 192,358 subscribers in Central America and the Dominican Republic.

Fourth quarter operating segment income increased by 14.4% to Ps.2,044.7 million compared with Ps.1,787.3 million in fourth quarter 2013, and the margin was 45.5%. The increase in the margin of 270 basis points from same quarter last year is explained by the growth in revenues and the absence of the amortization of costs related with the 24 exclusive matches of the 2014 Soccer World Cup. This effect was partially compensated by higher programming costs.

Full year operating segment income increased by 11.9% to Ps.8,211.3 million compared with Ps.7,340.5 million in 2013, and the margin was 46.9%. The increase in the margin of 130 basis points from last year reflects i) an increase in sales; and ii) sales expenses that expanded at a slower pace. This effect was partially compensated by higher marketing expenses.

Telecommunications
Fourth quarter sales increased by 35.4% to Ps.6,227.8 million compared with Ps.4,599.4 million in fourth quarter 2013 driven by growth in all of our cable platforms and the consolidation, for the full quarter, of Ps.1,040.0 million revenues from Cablecom. Excluding Cablecom, fourth quarter sales from our cable and network operations increased by 12.8%.

Full year sales increased by 22.2% to Ps.20,937.3 million compared with Ps.17,138.8 million in 2013. This increase includes the consolidation, starting September 1st, of Ps.1,369.7 million revenues from Cablecom. Excluding Cablecom, full year sales experienced a growth of 14.2%.

Also excluding the acquisition of Cablecom, Voice and Data revenue generating units, or RGUs, grew 18.2% and 21.2% compared with fourth-quarter 2013, respectively, while Video RGUs grew by 4.3%.

	The following table sets forth the breakdown of RGUs per service type for our telecommunications segment as of December 31, 2014 and 2013.

RGUs	2014	2013
Video (1)	3,356,732	2,495,312
Broadband	2,288,709	1,666,788
Voice	1,228,182	915,927
Total RGUs	6,873,623	5,078,027
(1) Cablecom’s third quarter 2014 video RGUs were previously reported as 803,850. This figure should have been reported as 745,995.

Fourth quarter operating segment income increased by 50.7% to Ps.2,495.9 million compared with Ps.1,656.2 million in fourth quarter 2013, and the margin reached 40.1%. These results reflected the consolidation of Cablecom, which contributed with Ps.480.8 million to operating segment income, and lower leasing and long distance expenses. Excluding Cablecom, fourth quarter operating segment income increased by 21.7%.

Full year operating segment income increased by 28.6% to Ps.7,882.9 million compared with Ps.6,131.8 million in 2013, and the margin reached 37.7%, an increase of 190 basis points from 2013. These results primarily reflected the consolidation of Cablecom, which contributed with Ps.638.1 million to operating segment income, continued growth in the cable platforms and Bestel, and the benefit from lower programming costs as a result of the must-offer regulation. These favorable variances were partially offset by the increase in maintenance costs, personnel costs, and advertising spending during the year. Excluding Cablecom, full year operating segment income increased by 18.2%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for 2014 and 2013.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, and Cablecom. Our network operations include the services offered by Bestel and the network operations of Cablecom. In the case of Cablecom only the period from September 1st to December 31st, 2014 is included

2014 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Telecom
Revenue	17,497.0	3,987.0	20,937.3
Operating Segment Income	(2) 6,798.5	(2) 1,315.9	7,882.9
Margin	38.9%	33.0%	37.7%

(1) These results do not include consolidation adjustments of Ps.546.7 million in revenues nor Ps.231.5 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.
(2) The Operating Segment Income line above includes certain expenses previously included in the consolidation adjustments figure as reported in the first three quarters of 2014. For the full year, that figure is equivalent to Ps. 335.0 million. These expenses are better accounted for as operating expenses as they are related to the management structure created to lead in the expansion and integration of Televisa´s telecommunications operations.

2013 Millions of Mexican pesos	Cable Operations (3)	Network Operations (3)	Total Telecom
Revenue	14,530.8	3,051.4	17,138.8
Operating Segment Income	5,552.7	820.7	6,131.8
Margin	38.2%	26.9%	35.8%

(3) These results do not include consolidation adjustments of Ps.443.4 million in revenues nor Ps.241.6 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.

Other Businesses
Fourth quarter sales decreased by 1.6% to Ps.2,533.2 million compared with Ps.2,574.8 million in fourth quarter 2013. The decrease is mainly explained by a drop in revenues from our publishing business, which was partially compensated by an increase in the revenues of our gaming and feature-film distribution businesses.

Full year sales increased by 1.6% to Ps.8,204.0 million compared with Ps.8,073.3 million in 2013. Businesses that performed well include feature-film distribution, gaming, and radio. The feature-film distribution business distributed hits such as “The Hunger Games: Mockingjay” and “Cásese Quien Pueda”. The gaming business benefited from higher revenues from our electronic gaming machines, while the radio business saw an increase in advertising revenues.

Fourth quarter operating segment income reached Ps.197.0 million compared with Ps.340.9 million in fourth quarter 2013.

Full year operating segment income reached Ps.651.2 million compared with Ps.822.1 million in 2013, reflecting i) a decrease in the operating segment income of our publishing business; ii) an increase in the operating segment income of gaming, soccer, radio, and feature-film distribution businesses; and iii) a smaller operating segment loss in our publishing distribution business.

Corporate Expenses

Corporate expense increased by Ps.286.0 million, to Ps.1,478.5 million in 2014, from Ps.1,192.5 million in 2013. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2014 and 2013 amounted to Ps.844.8 million and Ps.605.1 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.239.7 million reflected primarily a higher number of our CPOs conditionally sold to officers and employees in our Telecommunications segment, as well as the increase in the market price of our CPO from last year.

Other Expense, Net

Other expense, net, increased by Ps.5,198.6 million  to Ps.5,281.7 million in 2014, from Ps.83.1 million  in 2013. This increase reflected primarily a one-time non-cash loss on disposition of our investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), our 50% joint venture in the Iusacell telecom business, in connection with a transaction agreement entered into by us and the other owner of GSF in September 2014, as discussed below.

Other expense, net, for the year ended December 31, 2014, also included financial advisory and professional services, loss on disposition of property and equipment, donations, and a non-cash impairment charge related to goodwill and trademarks in our Publishing business.

Non-operating Results

Finance Expense (Income), Net

The following table sets forth the finance expense (income), net, stated in millions of Mexican pesos for the years ended December 31, 2014 and 2013.

	2014	2013	Increase (decrease)
Interest expense	5,551.5	4,803.2	748.3
Interest income	(1,327.7)	(1,130.0)	(197.7)
Foreign exchange loss, net	1,391.2	283.8	1,107.4
Other finance income, net	(1,286.1)	(4,841.7)	3,555.6
Finance expense (income), net	4,328.9	(884.7)	5,213.6

Finance expense, net, amounted to Ps.4,328.9 million in 2014 compared with a finance income, net of Ps.884.7 million in 2013. The unfavorable change of Ps.5,213.6 million reflected primarily (i) a Ps.748.3 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in 2014; (ii) a Ps.1,107.4 million increase in foreign exchange loss resulting primarily from the effect of a 12.9% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2014 compared with a 1.8% depreciation and a lower U.S. dollar liability position in 2013; and (iii) a Ps.3,555.6 million decrease in other finance income, net, resulting  primarily from a lower finance income resulting from a change in fair value of the embedded derivate related to our option to convert debentures issued by the controlling company of Univision (“BMP”)  into an equity stake of BMP. These unfavorable variances were partially offset by a Ps.197.7 million increase in interest income explained primarily by a higher average amount of cash equivalents and temporary investments in 2014.

Share of Income or Loss of Joint Ventures and Associates, Net

Share of income of joint ventures and associates, net, amounted to Ps.13.2 million in 2014 compared with a share of loss of joint ventures and associates, net, of Ps.5,659.9 million in 2013. The favorable change of Ps.5,673.1 million reflected mainly the absence of an impairment adjustment made in 2013 to our investment in GSF, as well as a lower loss of GSF as we discontinued recognizing our share of loss of this joint venture in September 2014, in connection with a transaction agreement to dispose of our investment in GSF, which was completed in January 2015.

Income Taxes

Income taxes decreased by Ps.748.1 million, or 20.1%, to Ps.2,980.9  million in 2014 compared with  Ps.3,729.0 million in 2013. This decrease reflected primarily a lower income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.1,213.0 million, or 48.8%, to Ps.1,272.9 million in 2014, compared with Ps.2,485.9 million in 2013. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Telecommunications segments.

Other Relevant Information

Capital Expenditures and Investments and Dispositions

During 2014, we invested approximately US$1,275.8 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately US$702.9 million for our Telecommunications segment, U.S.$388.8 million for our Sky segment, and US$184.1 million for our Content and Other Businesses segments.

Our investment in property, plant and equipment in our Telecommunications segment during  2014 included approximately US$199.9 million for Cablevisión, US$290.0 million for Cablemás, US$131.3 million for TVI, US$23.2 million for Cablecom, and US$58.5 million for Bestel.

In August 2014 we acquired, pursuant to applicable regulations, all of the equity interest of Grupo Cable TV, S.A. de C.V. (“Cablecom”) through the conversion of certain debt instruments previously subscribed by Tenedora Ares, S.A.P.I. de C.V. (“Ares”), the controlling company of Cablecom, the capitalization of a long-term credit previously subscribed by Ares, and cash in the amount of Ps.5,908.0 million. The total fair value consideration for the acquisition of Cablecom amounted to Ps.15,847.7 million at the acquisition date. We began to consolidate Cablecom in our consolidated statement of financial position as of August 31, 2014, and therefore, our consolidated statement of income for the year ended December 31, 2014, included the results of Cablecom for the four months ended on that date.

In September 2014, the other owner of GSF agreed to purchase our 50% equity participation in the Iusacell telecom business at a cash purchase price of US$717.0 million. As a result of this transaction, we recognized a one-time non-cash loss on disposition of GSF of approximately US$316.0 million (Ps.4,168.5 million) in consolidated other expense for the year ended December 31, 2014. This transaction was completed in January 2015.

On January 8, 2015, we announced the acquisition of 100% of the equity interest of Cablevisión Red, S.A. de C.V. and its related companies (“Cablevisión Red”) for approximately Ps.3,000.0 million. Additionally, Televisa assumed obligations and liabilities of Cablevisión Red for approximately Ps.7,200.0 million. Cablevisión Red is a telecommunications company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas, and Colima, among others. Cablevisión Red has approximately 650 thousand revenue generating units.

Other Relevant Information

Effective January, 2015, Ricardo Pérez Teuffer assumed the role of Corporate Vice President of Sales and Marketing of Grupo Televisa, replacing Alejandro Quintero Iñiguez, who also stepped down as Board Member of Grupo Televisa. Prior to this new expanded role, Mr. Pérez Teuffer served as Vice President of Special and Sports Events of Grupo Televisa.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of December 31, 2014 and 2013. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2014	Dec 31, 2013	Increase (decrease)
Short-term debt and current portion of long-term debt, net of finance costs of Ps.2.0 million and Ps.1.6 million as of December 31, 2014 and 2013, respectively	337.1	312.7	24.4
Long-term debt, net of finance costs of Ps.1,266.8 million and Ps.807.0 million as of December 31, 2014 and 2013, respectively	80,660.5	59,743.1	20,917.4
Total debt	80,997.6	60,055.8	20,941.8
Current portion of finance lease obligations	428.7	424.7	4.0
Long-term finance lease obligations (excluding current portion)	4,807.4	4,494.5	312.9
Total finance lease obligations	5,236.1	4,919.2	316.9

As of December 31, 2014, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.40,506.9 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of December 31, 2014, amounted to Ps.5,972.8 million.

In September 2014, we prepaid peso-denominated long-term bank loans in the principal amount of Ps.4,500.0 million, which were originally due in 2016. The aggregate amount paid by us amounted to Ps.4,775.9 million, which included related accrued interest and fees.

Shares Outstanding

As of December 31, 2014 and 2013, our shares outstanding amounted to 338,056.2 million and 335,501.0 million shares, respectively, and our CPO equivalents outstanding amounted to 2,889.4 million and 2,867.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2014 and 2013, the GDS (Global Depositary Shares) equivalents outstanding amounted to 577.9 million and 573.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 24 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico´s cable and telecommunications industry in many regions of the country where it offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market. (Source: Grupo Televisa)

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2014 AND 2013
(Millions of Mexican Pesos)

	December 31,		December 31,
	2014		2013
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	29,729.3	Ps.	16,692.0
Temporary investments		4,788.6		3,723.0
Trade notes and accounts receivable, net		21,087.2		20,734.1
Other accounts and notes receivable, net		1,829.9		2,405.9
Derivative financial instruments		2.9		3.4
Due from affiliated companies		903.2		1,353.6
Transmission rights and programming		4,851.7		4,970.6
Inventories, net		3,336.7		1,718.4
Other current assets		1,794.0		1,606.7
		68,323.5		53,207.7
Investment in GSF held to sale		10,583.9		-
Total current assets		78,907.4		53,207.7

Non-current assets:
Derivative financial instruments		-		4.9
Transmission rights and programming		8,994.4		9,064.9
Investments in financial instruments		34,709.9		38,016.4
Investments in joint ventures and associates		5,032.4		18,250.8
Property, plant and equipment, net		61,213.0		53,476.5
Intangible assets, net		27,052.7		11,382.3
Deferred income taxes		10,839.5		10,608.8
Other assets		144.9		96.6
Total non-current assets		147,986.8		140,901.2
Total assets	Ps.	226,894.2	Ps.	194,108.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2014 AND 2013
(Millions of Mexican Pesos)

	December 31,		December 31,
	2014		2013
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	337.1	Ps.	312.7
Current portion of finance lease obligations		428.7		424.7
Trade accounts payable and accrued expenses		17,142.1		12,024.9
Customer deposits and advances		20,150.7		21,962.9
Taxes payable		1,603.0		1,692.4
Interest payable		1,048.4		796.2
Employee benefits		1,005.2		857.9
Due to affiliated companies		8.6		183.3
Other accrued liabilities		1,751.6		2,028.1
Total current liabilities		43,475.4		40,283.1
Non-current liabilities:
Long-term debt, net of current portion		80,660.5		59,743.1
Finance lease obligations, net of current portion		4,807.4		4,494.5
Derivative financial instruments		335.1		335.3
Customer deposits and advances		284.0		474.0
Income taxes payable		6,628.1		6,800.8
Other long-term liabilities		2,501.4		3,318.9
Post-employment benefits		287.2		79.8
Total non-current liabilities		95,503.7		75,246.4
Total liabilities		138,979.1		115,529.5

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		55,379.5		47,010.6
Net income for the year		5,386.9		7,748.3
		62,905.4		56,897.9
Accumulated other comprehensive income, net		5,679.1		3,394.0
Shares repurchased		(12,647.4)		(12,848.4)
		55,937.1		47,443.5
Equity attributable to stockholders of the Company		76,805.0		68,311.4
Non-controlling interests		11,110.1		10,268.0
Total equity		87,915.1		78,579.4 5
Total liabilities and equity	Ps.	226,894.2	Ps.	194,108.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2014 AND 2013
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2014		2013		2014		2013
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	24,020.2	Ps.	21,443.1	Ps.	80,118.4	Ps.	73,790.7

Cost of sales		12,663.0		11,487.2		42,908.7		39,602.4

Selling expenses		2,436.8		2,214.3		8,561.9		7,280.6

Administrative expenses		2,851.8		2,178.5		9,409.7		8,086.2
Income before other expense		6,068.6		5,563.1		19,238.1		18,821.5
Other expense, net		(521.9)		(244.0)		(5,281.7)		(83.1)
Operating income		5,546.7		5,319.1		13,956.4		18,738.4
Finance expense		(2,519.8)		(1,299.4)		(6,942.7)		(5,087.0)
Finance income		983.1		5,358.1		2,613.8		5,971.7
Finance (expense) income, net		(1,536.7)		4,058.7		(4,328.9)		884.7
Share of (loss) income of joint ventures
and associates, net		(34.3)		(4,736.8)		13.2		(5,659.9)
Income before income taxes		3,975.7		4,641.0		9,640.7		13,963.2
Income taxes		1,314.0		783.5		2,980.9		3,729.0
Net income	Ps.	2,661.7	Ps.	3,857.5	Ps.	6,659.8	Ps.	10,234.2

Net income attributable to:
Stockholders of the Company	Ps.	2,504.3	Ps.	2,463.8	Ps.	5,386.9	Ps.	7,748.3
Non-controlling interests		157.4		1,393.7		1,272.9		2,485.9
Net income	Ps.	2,661.7	Ps.	3,857.5	Ps.	6,659.8	Ps.	10,234.2

Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.87	Ps.	0.86	Ps.	1.87	Ps.	2.71

Fourth Quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2014 and 2013, for each of our business segments. Fourth Quarter consolidated results for 2014 and 2013 are presented in millions of Mexican pesos.

Net Sales	4Q 2014%		4Q 2013%		Change %
Content	11,128.9	45.7	10,433.8	47.9	6.7
Sky	4,489.4	18.4	4,180.7	19.2	7.4
Telecommunications	6,227.8	25.5	4,599.4	21.1	35.4
Other Businesses	2,533.2	10.4	2,574.8	11.8	(1.6)
Segment Net Sales	24,379.3	100.0	21,788.7	100.0	11.9
Intersegment Operations1	(359.1)		(345.6)
Net Sales	24,020.2		21,443.1

Operating Segment Income2	4Q 2014	Margin %	4Q 2013	Margin %	Change %
Content	5,134.6	46.1	4,705.4	45.1	9.1
Sky	2,044.7	45.5	1,787.3	42.8	14.4
Telecommunications	2,495.9	40.1	1,656.2	36.0	50.7
Other Businesses	197.0	7.8	340.9	13.2	(42.2)
Operating Segment Income	9,872.2	40.5	8,489.8	39.0	16.3
Corporate Expenses	(421.8)	(1.7)	(358.4)	(1.6)	(17.7)
Depreciation and Amortization	(3,381.8)	(14.1)	(2,568.3)	(12.0)	(31.7)
Other Expense, net	(521.9)	(2.2)	(244.0)	(1.1)	(113.9)
Operating Income	5,546.7	23.1	5,319.1	24.8	4.3

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 27, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel